Via Edgar

April 9, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20002

Attn: Tracey Houser

Re: Sun Pacific Power Corp.

Registration Statement on Form 10 (File No: 000-55371)

filed February 12, 2015

Dear Ms. Houser:

 Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Sun Pacific Power Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 10-12G (File No. 000-55371), together with all exhibits thereto (the “Registration Statement”). The Company has determined not to proceed with the registration at this time in order to complete its year end audited and first quarter financials.

The Company confirms that the Registration Statement has not been declared effective and no securities were sold in connection with the Registration Statement.

Accordingly, the Company respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please provide a fax copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel Kimberly L. Rudge, P.A. at (866) 903-8504.

If you have any questions or comments or require further information regarding this application for withdrawal of the Registration Statement, please do not hesitate to call or email Kimberly L. Rudge at (941) 747-5290 or krudge@tampabay.rr.com.

Very truly yours,

By:	/s/ Nicholas Campanella
Nicholas Campanella Chief Executive Officer